SCHEDULE 14A
                                 (Rule 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14 (a) of the
                         Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [ x ]
Check the appropriate box:
Preliminary Proxy Statement [x]
Confidential, for Use
of the Commission Only (as permitted by Rule 14a-6(e) (2) [  ]
Definitive Proxy Statement [ ]
Definitive Additional Materials [  ]
Soliciting Material Pursuant to Rule 14a-11 (c) or Rule 14a-12

                               VISTA BANCORP, INC.
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                (Name of Registrant as Specified In Its Charter)

                     COMMITTEE TO PRESERVE SHAREHOLDER VALUE
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(Name of Person (s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X] No fee required
[  ] Fee computed on table below per Exchange Act Rules 14 (a)-6(i) (4) and
     0-11.

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[  ]  Fee paid previously with preliminary materials.

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[  ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement
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


                               VISTA BANCORP, INC.
                                ________________

                         ANNUAL MEETING OF STOCKHOLDERS
                                 April 26, 2001
                               ___________________

        PRELIMINARY PROXY STATEMENT OF THE VISTA BANCORP, INC. COMMITTEE
                 TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
                              [OPPOSES THE BOARD OF
                        DIRECTORS OF VISTA BANCORP, INC.]

This Proxy Statement and WHITE proxy card are being furnished to holders of the common stock (the "Stockholders"), par value $.50 per share (the "Common Stock") of Vista Bancorp, Inc. (the "Company") a New Jersey Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the Vista Bancorp, Inc. Committee to Preserve Shareholder Value (the "Committee"). The Annual Meeting of Stockholders is to be held on April 26, 2001 at 9:30 p.m. (local time), at the Warren Hospital, 185 Roseberry Street, Phillipsburg, New Jersey, (the "Annual Meeting"). Stockholders who own the Common Stock on March 12, 2001 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 305 Roseberry Street, Phillipsburg, NJ 08865.

At the Annual Meeting, the Company will be seeking (i) the election of three Directors for a term of three years or until his successor has been elected and qualified and (ii) ratification of the appointment of Rudolph, Palitz LLC, as independent auditors.

The Committee members own approximately 230,195 shares (4.51%) of the Company's outstanding Common Stock and are soliciting the votes of other Stockholders to elect three Directors at this year's Annual Meeting. The Committee is soliciting your proxy in support of the election of Peter Bray, ("Bray") Dennis Pollack ("Pollack") and Richard Baer("Baer") the ("Committee Nominees") to the Company's Board of Directors.

The Committee consists of Seidman and Associates, L.L.C. ("SAL"), a New Jersey Limited Liability Company; Seidman Investment Partnership, L.P.; ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, L.P.("SIP II"); Kerrimatt, L.P. ("Kerrimatt"); Federal Holdings, LLC ("Federal"); Pollack
Investment  Partnership,   LP  ("PIP")  Bray,  Pollack,  Baer  and  Seidman,
individually and as a representative of his discretionary clients. This Proxy Statement and WHITE proxy card are being first mailed or furnished to Stockholders on or about March 29, 2000.

The Committee's goal is to preserve shareholder value and it is the opinion of the Committee that one of the best ways to accomplish this goal is through the representation of significant shareholders on the Board of Directors. Through representation on the Board of Directors, the Committee Nominees will attempt to persuade the Board of Directors to: (i) accelerate the Company's share repurchase program; and (ii)retain an investment banker to determine the value of the Company in a sale versus remaining independent.

Remember, your last dated proxy is the only one which counts, so return the WHITE card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Please refer to the Company's proxy statement for a full description of management's proposals, the securities ownership of the Company, the share vote required to ratify each proposal, information about the Company's Officers and Directors, including compensation, information about the ratification of the appointment of Rudolph, Palitz LLC, as independent auditors and the date by which Stockholders must submit proposals for inclusion in the next Annual Meeting.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is 5,097,389. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

                           MalCon Proxy Advisors, Inc.
                                 130 William Street
                            New York, New York 10038
                         (Call Toll Free (800) 475-9320)

                              THE COMMITTEE'S GOAL:

                        OUR GOAL IS TO MAXIMIZE THE VALUE
                         OF THE COMPANY'S STOCK FOR ALL
                                  STOCKHOLDERS.

The Committee believes its fellow Stockholders have the same goal: to maximize the value of the Company's stock they purchased. The Committee believes that the Company should immediately retain an investment banker to explore a sale of the Company at a premium. Concurrently, the investment banker should also evaluate whether the Company can make in-market accretive acquisitions (acquisitions that will add to the earnings per share of the Company within one year). The
Committee does not believe that the value of the Company's stock can be maximized solely through internal growth.

If the Company cannot grow through accretive acquisitions, the goal to maximize value can be accomplished most effectively by selling or merging the Company. The only way the Committee can be assured that its proposals receive appropriate consideration is through Board representation. The Committee has urged management to pursue acquisition/merger discussions with potentially interested banks so the Company could properly compare the economic benefits of an acquisition of other financial institutions to a sale of the Company.

No guarantee, or assurance, can be given that the Committee's proposals will result in a maximization of shareholder value. It is simply, and solely, the Committee's opinion that these proposals are likely to produce positive results for all shareholders.

                    SEIDMAN'S JANUARY 25, 2001 MEETING WITH
                     BARBARA HARDING AND SENIOR MANAGEMENT

Seidman met with Barbara Harding ("Harding"), President and Chief Executive Officer of the Company and three members of senior management on January 25, 2001. At this meeting, the Chief Financial Officer, William F. Keefe, CPA, admitted that the repurchase of shares at below a $21 price would be economically beneficial to the Company. He also stated that the Company had not been repurchasing shares even though the Company's stock price ranged between $15.59 and $17.25 during the calendar year 2000. In addition Harding stated during her private meeting with Seidman on that same day, that the Board had no desire to entertain any proposals to merge with or sell the Company to any larger financial institution.

Seidman, at his private meeting with Harding, requested that the Company's Board be enlarged by one (1) seat and that he be added to the Board. Seidman would then become one (1) of eleven (11) directors. It is obvious that if Seidman was one (1) of eleven (11) directors, he could not force the Company to do anything without the support of five (5) other directors. Seidman informed Harding that if the Board rejected his request he would have no alternative but to run a slate of three (3) directors against the Company's slate of directors.


           THE PRICE RECEIVED BY ALL NEW JERSEY COMMERCIAL BANKS SOLD
                  IN THE LAST THREE CALENDAR YEARS COMPARED TO
                         THE COMPANY'S FINANCIAL RESULTS

The Company's stock, based upon its closing price of $21.00 on March 22, 2001, is trading at 1.98 times its December 31, 2000 $10.57 book value and 15.21 times its December 31, 2000 diluted earnings per share of $1.38. In the opinion of the Committee, unless the Company can do an accretive acquisition, a sale of the Company at this time will be more beneficial than the Company remaining an independent financial institution, especially because of the Company's relative low equity to asset ratio of approximately 7.76%. These facts are supported by the following chart, which reflects the price to book value, deposit premium and price to last twelve months earnings multiple paid in connection with the below list of mergers:(The Independence Comm. Bank Corp. purchase of Broad National Bancorp(approximately $622 million in assets) is the closest comparable to the Company because of size.)

-------------------------------------------------------------------------------

                                             Announce  Price/    Deposit  Price/
Buyer Name               Target Name         Date      Book      Premium LTM EPS
-------------------------------------------------------------------------------
FleetBoston Fin. Corp.   Summit Bancorp      10/2/00   235.66    19.06     15.18
MetLife Inc.             Grand Bank NA       8/16/00   NA        NA        NA
Fulton Fin. Corp.        Skylands Fin. Corp. 2/23/00   208.94    10.85     14.63
Nat.Penn Banshares Inc.  Panasia Bank        2/14/00   222.97    14.71     18.53
Staten Is. Bancorp Inc.  First State Bancorp 8/18/99   212.26    15.57     18.72
Hudson United Bancorp    Southern Jersey
                         Bancorp of DE       6/29/99   160.20     7.60     NM
Independence Comm. Bank  Broad Nat.Bancorp   2/1/99    296.09    21.13     18.66
Corp.
Valley National Bancorp  Ramapo Fin.Corp.    12/17/98  293.35    26.30     29.48
Lakeland Bancorp         High Point Fin.Corp.12/7/98   293.38    23.61     32.07
Commerce Bancorp Inc.    Prestige Fin. Corp. 9/17/98   325.65    20.90     24.62
Commerce Bancorp Inc.    Community First     8/13/98   529.39    36.83     33.32
                         Banking Co.
Richmond Cty. Fin.Corp.  Ironbound Bancorp   7/17/98   240.96    18.35     21.77
United National Bancorp  State Bank of       6/25/98   447.42    36.52     38.54
                         South Orange
Hudson United Bancorp.   Community Fin.      3/3/98    224.32    13.05     45.14
                         Holding

                         Mean                          284       20        25.9
                         Median                        241       19        23.2
--------------------------------------------------------------------------------

Based upon the Independence Community Bank Corp purchase of Broad National Bancorp and the mean and median valuations shown above, the Company, based upon a $10.10 book value, $591,480 of deposits and $1.38 diluted earning per share for the Calendar Year 2000, is worth the following range:


               Book Value          Deposit Premium          LTM Earning
-------------------------------------------------------------------------------
Independence   29.90               34.57                    25.75
Mean           28.68               33.20                    35,74
Median         24.34               29.18                    32.01
-------------------------------------------------------------------------------

There can be no assurance or guarantee that the Company would receive a price equal to or greater than the prices paid to the companies listed above.


                            THEREFORE A VOTE FOR THE
                          COMMITTEE NOMINEES IS A VOTE
                             TO START THE PROCESS TO
                         ACCELERATE THE SHARE REPURCHASE
                            PROGRAM, ATTEMPT TO DO AN
                            ACCRETIVE ACQUISITION AND
                              IF NOT POSSIBLE SELL
                            THE COMPANY FOR A PREMIUM
                          PRICE WHICH IS OPPOSED BY THE
                          PRESENT BOARD AND MANAGEMENT

Each Stockholder should be aware that the present election is only to elect three Directors to the Board of Directors of the Company and has nothing to do with the election of Directors to Vista Bancorp, NA, (the "Association"), the wholly owned banking subsidiary of the Company. The present Directors of the Company, even if the three (3) Committee Nominess win this election, will still be able to appoint the Board of Directors of the Association, including the Company Nominees, even if they lose the election.

If a sale of the Company is not possible at a satisfactory price, the Committee Nominees, if elected, will work to increase the Company's earnings, earnings per share, earning assets and deposits and will strongly recommend that the Company aggressively pursue its stock repurchase program. In addition, the Committee Nominees will attempt to persuade the Company to pursue an accretive acquisition. The Board of Directors of the Company would have to determine a satisfactory price which could be either all cash or a combination of cash and stock. To accomplish the Committee's goal, the Nominees, if elected, will need the cooperation of three of the other Directors. Furthermore, the Nominees' plans could change subject to the fiduciary duty they will owe to all shareholders, if elected.

The Committee bases its position that the Board of Directors and Management of the Company oppose a sale of the Company upon a statement by Harding to Seidman, at the January 25, 2001 meeting. Specifically, she told Mr. Seidman that at the present time the Board is not interested in even considering a sale of the Company.

Shareholders will not be afforded a separate opportunity to vote on the implementation of a stock repurchase program. Shareholders will be required to vote on a sale or a merger; except an acquisition for cash may not require shareholder approval.

                  MR. SEIDMAN'S PAST HISTORY OF PROMOTING THE
                        MAXIMIZATION OF SHAREHOLDER VALUE

Seidman, Pollack and Baer have been involved in proxy contests in connection with the following six separate companies since 1995, IBS Financial Corp.("IBSF"), Wayne Bancorp, Inc. ("WYNE"), South Jersey Financial Corp., Inc. ("SJFC"), Citizens First Financial Corp. ("CFSB"), Yonkers Financial Corp. ("YFCB") and First Federal Savings and Loan Association of East Hartford ("FFES")* seeking to maximize shareholder value by either an accretive acquisition or sale of the respective companies. IBSF, WYNE, FFES, and SJFC were sold at significant premiums to their book value and earnings, as shown by the following chart:

                                 Multiples [X]              Director
Seller     Buyer                 Book Value %  LTM EPS [X]  Nominees
--------------------------------------------------------------------------------
Wyne  Valley National Bancorp      2.00           31.7      Pollack-Seidman
IBSF  Hudson United Bancorp.       1.76           30.0      Seidman-Pollack
SJFC  Richmond Cty. Fin. Corp.     1.14           24.1      Seidman-Baer
FFES Connecticut Bancshares,Inc.   1.37           13.5      Seidman
--------------------------------------------------------------------------------

Pollack was a member of the Board of WYNE. Baer was a member of the Board of SJFC. Seidman was a member of the Board of SJFC and is still a member of the Board of FFES.

Seidman was not successful in his proxy contest with CFSB and YFCB. However, Seidman was successful in having CFSB conduct a Dutch Auction for 15% of its outstanding shares. Seidman had proposed this Dutch Auction and, in an agreement with CFSB, agreed to tender the shares he controlled into the auction and to execute a standstill agreement. Thus, the Dutch Auction resulted in large measure from proposals made by, and actions undertaken, by Seidman. With respect to YFCB Seidman, as announced during YFCB's last Annual Meeting in January 2001, is attempting to find an acquirer for YFCB.

The Board of Directors of CNYF and AHCI, each agreed voluntarily to increase by one (1) the size of the Board and Seidman was added to each respective Board. CNYF was sold to Niagara Bancorp, Inc. at a premium price of 1.30 times book and
27.57 times its last twelve (12) month earnings. Seidman is presently a member of the Board of AHCI.

In addition, Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value through an accretive acquisition or sale of 1st Bergen Bancorp, Inc. ("FBER"), Eagle BancGroup, Inc. ("EGLB"), and Jade Finacial Corporation ("IGAF"). All three institutions were sold shortly after the respective announcements. FBER was sold to Kearney Savings Bank for 146 % of book value and 34.4 times earnings. EGLB was sold to First Busey Corporation for 1.36% of book value and 33 times earnings. IGAF was sold to PSB Bancorp, Inc. for 92% of book value and 26.06 times earnings. Except for IGAF, these companies were sold at a significant premium to book value and earnings and its prevailing stock price.

All of the above instiutions were thrifts and not a commercial bank like the Company. Commercial banks normally receive multiples greater than thrifts.

There is no guarantee that the Company can be sold for a premium equal to or greater than the premium paid for the other commercial banks and thrifts mentioned in this proxy statement.

                 LITIGATION BETWEEN SEDMAN, SAL AND THE COMPANY

On February 15, 2001, the Company amended its By-Laws in an attempt to prohibit Seidman from seeking election to the Board and prohibiting him from nominating anyone for election to the Board. (See Form 8-K filed by the Company on February 16, 2001 with the Securities and Exchange Commission.) The By-Law amendment was approved only after Seidman made a request to the Company's management that the Board be enlarged by one(1) seat and he be added to the Board. Seidman also disclosed to the Company's management that if his request was rejected he intended to nominate three directors, including himself, to challenge the three Company director nominees at the next Annual Meeting. On February 16, 2001, Harding informed Seidman that his request was denied.

On February 22, 2001, Seidman and SAL filed an Order To Show Cause, Complaint, Certification Verifying the Complaint, and a Brief against the Company seeking an Order, in part, (i) decreeing that the By-Law Amendments are unlawful and unenforceable; (ii) enjoining the application and enforcement of the By-Law Amendments; and (iii) decreeing that Seidman is eligible for service on the Board of Directors. On March 12, 2001 Judge Reisner, P.J.Ch., denied the Plaintiff's request for a temporary restraining Order enjoining enforcement of the By-Law Amendments.

                         ELECTION OF COMMITTEE NOMINEES

When you return the Committee's proxy card you are only voting for Bray, Pollack and Baer. Each of these candidates has consented to being named in this Proxy Statement and has agreed to serve as a Director, if elected.

Peter R. Bray is 52 years old and his address is 5 Bourbon Street, Wayne, NJ 07470. He is the senior member of Bray, Chiocca Rothstadt & Miller, LLC, Attorneys At Law. He has been a practicing attorney since 1973.

Richard Baer is 53 years old and his address is 3 Webster Avenue, Summit, NJ 07910. Since February 1988, Mr. Baer has been Chairman of the Board and President of Casper Partition System, Inc., a company principally involved in the re-furbishing of work stations.

Dennis Pollack is 50 years old and his address is 47 Blueberry Drive, Woodcliff Lake, NJ 07675. He is Director, President and Executive Officer of Pegasus Funding Group and Co-General Partner, Pollack Investment Partnership, LP.

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee members, other than SIPII, Pollack, Bray, Baer and Kerrimatt, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Committee, in the U.S. District Court. This litigation named the members of the Committee, as Defendants; except, SIPII, Pollack, PIP, Bray, Baer and Kerrimatt. The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended
Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment, information on Brant Cali of Seidcal and Kevin Moore of Federal. Thereafter, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members have any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Seidman is the manager of SAL and Federal, Co-General Partner with Pollack in PIP, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for Kerrimatt; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities and with respect to PIP, Seidman shares these functions with Pollack. SAL, SIP, SIP II, Kerrimatt, Pollack and Federal were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SIP, SIP II, SAL, Kerrimatt, PIP and Federal are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's total compensation is dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities. In SAL, Seidman receives an annual fee and a percentage of the profits, after the Members receive a return on their investment. In SIP, SIPII and PIP, Seidman receives an annual fee, which is payable quarterly, based uppon a valuation of the assets, and he receives a percentage of the profits. In Kerrimatt, Seidman receives an annual fee, which is payable quarterly based upon a valuation of the assets with a stated maximum fee payable, and he receives a percentage of the profits after a return to limited partners. In Federal, Seidman receives a percentage of the profits.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C & D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner. Specifically, the shares held by each of the named entities are voted in the manner that Seidman elects, in his non-reviewable discretion; except for PIP, where the voting discretion is shared with Pollack.

Additional Information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

                                    AUDITORS
The Committee has no objection to the ratification of the appointment of Rudolph, Palitz LLC, as independent accountants for the Company for the fiscal year ending December 31, 2001.

                             SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual shareholders by Seidman, Bray, Baer, Pollack and employees of MalCon Proxy Advisors, Inc. Seidman and the Committee Nominees will be principally responsible to solicit proxies for the Committee and certain of Seidman's employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward the Committee's solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained MalCon Proxy Advisors, Inc. to assist in the solicitation of proxies and for related services. The Committee will pay MalCon Proxy Advisors, Inc. a fee of up to $20,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify MalCon Proxy Advisors, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately ten (10) persons will be used by MalCon Proxy Advisors, Inc. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by Seidman, SAL, SIP, PIP and SIP II. T he Committee does not intend to solicit proxies via the Internet.

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $50,000 of which $20,000 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Stockholders.

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Committee, c/o MalCon Proxy Advisors, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee Nominees, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Committee's Nominees or withhold authority to vote for the Committee's Nominees by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the Committee's Nominees and for Rudolph, Palitz LLC, as auditors.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Stockholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as Directors at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES AND FOR THE PROPOSED AUDITORS.

           VISTA BANCORP, INC.COMMITTEE TO PRESERVE SHAREHOLDER VALUE.




                              I M P O R T A N T !!!

If your shares are held in "Street Name" only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's Nominees on the WHITE proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-560-1400, Extension 108, or, our proxy solicitor: MalCon Proxy Advisors, Inc., 130 William Street, New York, New York 10038, at 800-475-9320.

                                   APPENDIX A

                      THE COMMITTEE TO PRESERVE SHAREHOLDER
                             VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate 230,195 shares of Common Stock, representing approximately 4.51% of the shares outstanding and are as follows:

Seidman and Associates, L.L.C. ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, L.P. ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, L.P. ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Kerrimatt, LP (Kerrimatt), is a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until May 2000.

Federal Holdings L.L.C. ("Federal"), is a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

Pollack Investment Partnership ("PIP") is a New Jersey limited partnership whose principal and executive offices are located at 47 Blueberry Drive, Woodcliff Lakes, New Jersey 07675. Pollack and Seidman are co-general partners of PIP and share the investment discretion and voting authority with respect to such securities.

Seidman is a private investor, with discretion over certain client accounts and is the Manager of Federal and SAL, and the President of the Corporate General Partner of SIP and SIP II, co-general partner of PIP and the investment manager of Kerrimatt. See Footnote No. 1 below for information concerning regulatory action.

Dennis Pollack is the co-general partner of PIP and shares discretion with Seidman with respect to this entity, and is a businessman and a private investor.

Peter Bray is an attorney and a private investor.

Richard Baer is a businessman and a private investor.

         Name            Business Address       # of shares of
                                                 common stock
                                               beneficially owned   % of Class

Seidman and Associates     100 Misty Lane              58,750
L.L.C. (SAL)               Parsippany, NJ 07054

Seidman Investment         19 Veteri Place             31,500
Partnership, L.P. (SIP)    Wayne, NJ 07470

Seidman Investment         19 Veteri Place             29,500
Partnership II, L.P.       Wayne, NJ 07470
(SIPII)

Kerrimatt, LP              80 Main St.                 30,450
                           West Orange, NJ 07052

Federal Holdings, LLC      One Rockefeller Plaza       32,000
                           New York, NY 10020

Pollack Investment         47 Blueberry Drive          18,000
Partnership, LP (PIP)      Woodcliff Lake, NJ 07675

Lawrence B. Seidman (1)    100 Misty Lane             223,195
                           Parsippany, NJ 07054

Peter R. Bray              5 Bourbon Street             1,000
                           Wayne, NJ 07470

Dennis Pollack             47 Blueberry Drive           6,000
                           Woodcliff Lake, NJ 07675

Richard Baer               3 Webster Avenue             2,000
                           Summit, NJ 07910
______________________________________
(1)Sonia Seidman, Seidman's wife owns 11,925 shares which are included in the above share ownership. Seidman may be deemed to have sole voting power and dispositive power as to 182,200 shares beneficially owned by SIP, SIP II, SAL, Kerrimatt and Federal and shared voting power and dispositive power as to the 18,000 shares owned by PIP. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C & D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C & D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C & D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

APPENDIX B

                   DATE      PRICE              PROCEEDS         SHARES
--------------------------------------------------------------------------------
SEIDMAN & ASSOCIATES LLC
                    42600    14.63              73,125.00         5,000
                    51200 STK DIV                                   250
                    62800    13.81              20,718.75         1,500
                    71100    13.56              47,468.75         3,500
                     8300    13.75              68,750.00         5,000
                     8800    13.75              96,250.00         7,000
                   101800    15.06               7,531.25           500
                   103000    15.06              15,062.50         1,000
                    11900    15.06              75,312.50         5,000
                   112700    15.86             317,250.00        20,000
                    12700    16.75              33,500.00         2,000
                    21601    19.56              19,562.50         1,000
                    22101    19.68             118,092.00         6,000
                    22201    19.62              19,625.00         1,000

------------------------------------------------------------------------
SUB-TOTAL                                      912,248.25        58,750

SEIDMAN INVEST. PARTNERSHIP, LP
                    62200    13.81              13,812.50         1,000
                    71100    13.56              47,468.75         3,500
                     8300    13.75              68,750.00         5,000
                     8800    13.75              61,875.00         4,500
                    92100    13.81              34,531.25         2,500
                   112700    15.86             158,625.00        10,000
                    21601    19.56              19,562.50         1,000
                    22101    19.68              65,344.24         3,320
                    22201    19.62              13,345.00           680



------------------------------------------------------------------------

SUB-TOTAL                                      483,314.24        31,500

LAWRENCE SEIDMAN & DISCRETIONARY CLIENTS
                    41700    14.56              14,562.50         1,000
                    51200 ST DIV                     0.00            50
                    11800    15.04               7,522.00           500
                    11800    15.04              22,560.00         1,500
                    11900    15.04              30,084.00         2,000
                    11900    15.04              45,120.00         3,000
                   111300    14.91               5,966.00           400
                   112700    15.86              94,778.44         5,975
                    12700    16.54              16,544.00         1,000
                    12700    16.54              16,544.00         1,000
                    12700    17.07               1,024.00            60
                    12700    17.07               1,024.00            60
                    21601    19.60              19,604.00         1,000
                    21601    19.60              19,604.00         1,000
                    21601    19.60              19,600.00         1,000
                    22001    19.60              15,680.00           800
                    22001    19.60              19,604.00         1,000
                    22001    19.60              23,524.00         1,200

------------------------------------------------------------------------
SUB-TOTAL                                      373,344.94        22,545


KERRIMATT, LP
                    71100    13.56              47,468.75         3,500
                     8800    13.75              61,875.00         4,500
                     9700    13.93              34,843.75         2,500
                    11900    15.06              37,656.25         2,500
                   112700    15.86             158,625.00     10,000.00
                    21601    19.56              19,562.50      1,000.00
                    22101    19.68              65,344.24         3,320
                    22201    19.62              13,345.00           680
                     3801    19.94              48,846.87         2,450


------------------------------------------------------------------------
SUB-TOTAL                                      487,567.36        30,450

FEDERAL HOLDINGS LLC
                    61500    13.93              20,906.25         1,500
                    71100    13.56               47468.75         3,500
                     8800    13.75              61,875.00         4,500
                   110800    15.06              37,656.25         2,500
                   112700    15.86             158,625.00        10,000
                    11001    18.25              91,250.00         5,000
                    21601    19.56              19,562.50         1,000
                    22101    19.68              65,344.24         3,320
                    22201    19.62              13,345.00           680


------------------------------------------------------------------------
SUB-TOTAL                                      516,032.99        32,000

SEIDMAN INVEST. PARTNERSHIP II, LP
                    71100    13.56              47,468.75         3,500
                     8800    13.75              61,875.00         4,500
                     9700    13.93              34,843.75         2,500
                   101800    15.06               7,531.25           500
                    11100    15.06              22,593.75         1,500
                   112700    15.86             158,625.00        10,000
                    21600    19.56              19,562.50         1,000
                    22101    19.68              65,344.24         3,320
                    22201    19.62              13,345.00           680
                     3801    19.94              48,846.87         2,450


------------------------------------------------------------------------
SUB-TOTAL                                      480,036.11        29,950

POLLACK INVESTMENT PARTNERSHIP, LP
                   112700    15.86             158,625.00        10,000
                    21601    19.56              19,562.50         1,000
                    22101    19.68              65,344.24         3,320
                    22201    19.62              13,345.00           680
                     3501    20.06              60,187.50         3,000


------------------------------------------------------------------------
SUB-TOTAL                                      317,064.24        18,000

DENNIS POLLACK
                    21401    19.68              19,747.50         1,000
                    21401    19.62              19,685.00         1,000
                    21401    19.56              19,627.75         1,000
                    21501    19.50               7,829.25           400
                    21601    19.50              19,560.00         1,000
                    21601    19.50              11,741.25           600
                    22301    20.50              12,352.39           600
                    22301    20.50               2,057.86           100
                    22701    20.63               6,212.75           300


------------------------------------------------------------------------
SUB-TOTAL                                      118,813.75         6,000

PETER BRAY
                    22101    19.61              19,710.37         1,000

------------------------------------------------------------------------
SUB-TOTAL                                       19,710.37         1,000


                    TOTAL                    3,708,132.20       230,195

                         P R E L I M I N A R Y  P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF VISTA BANCORP, INC.BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

                         ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Richard Baer and Dennis Pollack with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.50 per share of Vista Bancorp, Inc., (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 26, 2001, at 9:30 a.m. (local time) or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - To elect PETER BRAY, RICHARD BAER AND DENNIS POLLACK

             -- FOR                 -- WITHHOLD

To withhold authority to vote for the election of Peter Bray, Richard Baer or Dennis Pollack, write the respective name in the following space or withhold authority for Peter Bray, Richard Baer and Dennis Pollack by placing an X next to Withhold.)

2. APPOINTMENT OF RUDOLPH, PALITZ LLC AS INDEPENDENT ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001:

                    For ___ Against ___ Abstain __

 IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as a Director and "FOR" the appointment of Rudoph, Palitz LLC, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                       Dated:___________________________________

                                       _________________________________________
                                                                     (Signature)
                                       _________________________________________
                                                    (Signature, if jointly held)

                                     Title: ____________________________________


 PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.